

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re: Terra Tech Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 5, 2013**
> **File No. 333-191954**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Registration Statement Fee Table

1. We have reviewed your response to prior comment 1 and while we do not necessarily agree or disagree with your legal or factual analyses and conclusions, we do not have any objections to the number of shares you are registering for resale at this time.

Common Stock Outstanding Before the Offering, page 9

2. We note from your response to comment 1 that you currently have 134,888,622 shares of common stock outstanding. We also see, according to your most recent balance sheet that you had 101,165,307 shares of common stock outstanding as of September 30, 2013. We note your disclosure that you issued 9,037,202 shares of common stock upon the conversion of various debentures after September 30, 2013 and that you issued 10,608,667 shares of common stock in October and put shares under your equity line to Hanover Holdings (your disclosure in this regard is that you put a total of 11,315,241

shares although you only registered 10,085,259 for resale under your prior registration statement), however, it is still unclear how the number of shares you have outstanding increased from 101,165,307 as of September 30, 2013 to 134,888,622 as of the more recent date. Please advise and revise your disclosure as necessary, including providing all of the disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement with respect to all unregistered issuances of shares of your common stock.

Purchase Agreement, page 9

3.   We note your response to prior comment 4 and your revised disclosure. If true, please also disclose that the 8.5% was calculated using the number of your outstanding common stock on a fully diluted basis.

4.   We note your response to prior comment 5 and your revised disclosure. We note, however, that your prospectus cover page continues to indicate that the offering will terminate "sixteen (16) months" after the effective date of the Purchase Agreement. Please advise or revise your disclosure as appropriate.

5.   We see from your disclosure in the fourth paragraph on page 10 that you put 4,448,314, 4,099,939 and 2,766,988 shares of common stock to Hanover Holdings on three separate dates. Based on your disclosure, it appears that, in the aggregate, you put 11,315,241 shares of common stock to Hanover Holdings. Since you only registered 10,085,259 shares of common stock for resale by Hanover Holdings under your prior registration statement, please advise us as to how you were able to put that many shares to Hanover Holdings and how they intend to resell any shares which were not included in the prior registered resale offering. Please also provide all of the related disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement with respect to the issuances of these shares.

Summary of Financial Information, page 11

6.   Please update your disclosure in this section to include the period for the three months ended September 30, 2013 and for the period from inception to September 30, 2013.

Selling Security Holders, page 22

7.   If true, please indicate that the 222,644,089 shares of common stock outstanding as of December 2, 2013 in footnote 1 to the table on page 24 assumes the conversion and exercise of all of your currently outstanding preferred stock, warrants and debentures into shares of your common stock.

Interests of Named Experts and Counsel, page 32

8.   We note your response to prior comment 13. Please note that even if counsel has sold shares, if those shares were issued by you to counsel in the past three years, the issuance of those shares should be disclosed in accordance with Regulation S-K Item 701 in Item 15 of Part II of your registration statement. Please revise your disclosure as appropriate.

Stockholders, page 35

9.   Please revise your disclosure to indicate the actual number of shares of common stock outstanding as of December 2, 2013 or, if applicable, an updated date for your disclosure in this section. Please note that the number of outstanding shares should not include shares of common stock issuable upon conversion and exercise of your currently outstanding preferred stock, warrants and debentures.

Liquidity and Capital Resources, page 37

10.   You disclose that the company obtained new debt during the first nine months of 2013 by issuing unsecured promissory notes and that "[s]uch new borrowings resulted in the receipt by the Company of $1,774,976." Please show us how that dollar amount reconciles to the amounts presented in Footnote 9 "Note Payable" to your financial statements for the nine months ended September 30, 2013.

11.   Please also disclose in this section the equity raises you made under your equity line with Hanover Holdings as an external source of liquidity. Please refer to Regulation S-K Item 303(a)(1).

12.   For the 1,390,637 shares of common stock that you issued for an aggregate of $310,160, please provide all disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement.

Footnote 15. Subsequent Events, page F-36

13.   Please provide all disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement with respect to the issuances of shares of common stock and warrants that you describe in this section.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Derek Peterson
Terra Tech Corp.
December 18, 2013
Page 4

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Thomas Puzzo, Esq.